UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Jianpu Technology Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

47738D101**

(CUSIP Number)

July 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number of the Issuer’s American depositary shares, each two of which represents five Class A ordinary shares, par value $0.0001 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    47738D101

1	NAMES OF REPORTING PERSONS Pavilion Capital Holdings Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,760,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,760,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,760,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**

Based on 317,592,002 Shares (as defined herein) outstanding as of July 31, 2018, as reported by the Issuer (as defined herein) in its report on Form 6-K submitted to the Securities and Exchange Commission (the “Commission”) on August 2, 2018.

CUSIP No.    47738D101

1	NAMES OF REPORTING PERSONS Pavilion Capital International Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,760,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,760,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,760,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 4 of this Schedule.
**	Based on 317,592,002 Shares outstanding as of July 31, 2018, as reported by the Issuer in its report on Form 6-K submitted to the Commission on August 2, 2018.

CUSIP No.    47738D101

1	NAMES OF REPORTING PERSONS Pavilion Capital GP Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,760,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,760,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,760,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 4 of this Schedule.
**	Based on 317,592,002 Shares outstanding as of July 31, 2018, as reported by the Issuer in its report on Form 6-K submitted to the Commission on August 2, 2018.

CUSIP No.    47738D101

1	NAMES OF REPORTING PERSONS PavCap I Feeder No. 1 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,760,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,760,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,760,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4 of this Schedule.
**	Based on 317,592,002 Shares outstanding as of July 31, 2018, as reported by the Issuer in its report on Form 6-K submitted to the Commission on August 2, 2018.

CUSIP No.    47738D101

1	NAMES OF REPORTING PERSONS PavCap Fund I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,760,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,760,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,760,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 4 of this Schedule.
**	Based on 317,592,002 Shares outstanding as of July 31, 2018, as reported by the Issuer in its report on Form 6-K submitted to the Commission on August 2, 2018.

CUSIP No.    47738D101

1	NAMES OF REPORTING PERSONS Spring Bloom Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,760,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,760,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,760,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 4 of this Schedule.
**	Based on 317,592,002 Shares outstanding as of July 31, 2018, as reported by the Issuer in its report on Form 6-K submitted to the Commission on August 2, 2018.

Item 1(a).	Name of Issuer: Jianpu Technology Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 21/F Internet Finance Center Danling Street, Beijing People’s Republic of China

Item 2(a).

Name of Person Filing:

(i) Pavilion Capital Holdings Pte. Ltd.

(ii)  Pavilion Capital International Pte. Ltd.

(iii)  Pavilion Capital GP Pte. Ltd.

(iv) PavCap I Feeder No. 1 LP

(v)   PavCap Fund I

(vi) Spring Bloom Investments Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business office of each of the Reporting Persons is 3 Fraser Street, #10-23 Duo Tower, Singapore 189352.

Item 2(c).	Citizenship: (i) Republic of Singapore (ii) Republic of Singapore (iii) Republic of Singapore (iv) Republic of Singapore (v) Cayman Islands (vi) Cayman Islands

Item 2(d).	Title of Class of Securities: Class A ordinary shares, par value $0.0001 per share (“Shares”).

Item 2(e).	CUSIP Number: 47738D101 (CUSIP number of the Issuer’s American depositary shares, each two of which represents five Shares)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned:

As of July 31, 2018, Spring Bloom Investments Ltd. directly owned 25,760,000 Shares. The only controlling shareholder of Spring Bloom Investments Ltd. is PavCap Fund I, which holds 95% of the shares in Spring Bloom Investments Ltd. PavCap Fund I is wholly-owned by PavCap I Feeder No. 1 LP, acting through its general partner, Pavilion Capital GP Pte. Ltd. Pavilion Capital International Pte. Ltd. is the investment manager to PavCap Fund I, PavCap I Feeder No. 1 LP and Spring Bloom Investments Ltd. and has the authority to, inter alia, identify, analyze, acquire, hold, manage, own and dispose of investments on behalf of each entity, subject to the oversight of Pavilion Capital GP Pte. Ltd. and the board of directors of the PavCap Fund I, and the terms of the constitutive and fund documents of each entity.

Pavilion Capital GP Pte. Ltd. and Pavilion Capital International Pte. Ltd. are both wholly owned by Pavilion Capital Holdings Pte. Ltd. The voting and investment power over the 25,760,000 Shares held by Spring Bloom Investments Ltd. resides with Pavilion Capital Holdings Pte. Ltd.’s board of directors which has delegated its investment power to its investment committee, which comprises three members and can only act by a majority vote.

(b)

Percent of class:

8.1% as of July 31, 2018, based on 317,592,002 Shares outstanding as of July 31, 2018, as reported by the Issuer in its report on Form 6-K submitted to the Commission on August 2, 2018.

(c)

Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of July 31, 2018, in respect of each Reporting Person:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 25,760,000.

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 25,760,000.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2018	PAVILION CAPITAL HOLDINGS PTE. LTD.

	By:	/s/ Tow Heng Tan
Name: Tow Heng Tan
Title: Director

Dated: August 31, 2018	PAVILION CAPITAL INTERNATIONAL PTE. LTD.

	By:	/s/ Tow Heng Tan
Name: Tow Heng Tan
Title: Director

Dated: August 31, 2018	PAVILION CAPITAL GP PTE. LTD. on behalf of itself and as general partner of PAVCAP I FEEDER NO. 1 LP

	By:	/s/ Tow Heng Tan
Name: Tow Heng Tan
Title: Director, Pavilion Capital GP Pte. Ltd.

Dated: August 31, 2018	PAVCAP FUND I

	By:	/s/ Tow Heng Tan
Name: Tow Heng Tan
Title: Director

Dated: August 31, 2018	SPRING BLOOM INVESTMENTS LTD.

	By:	/s/ Tow Heng Tan
Name: Tow Heng Tan
Title: Director

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated August 31, 2018, among Pavilion Capital Holdings Pte. Ltd., Pavilion Capital International Pte. Ltd., Pavilion Capital GP Pte. Ltd., PavCap I Feeder No. 1 LP, PavCap Fund I and Spring Bloom Investments Ltd.